Exhibit 99.1

Perion Unveils Anyplace TV, Expanding Video & CTV Advertising Solutions
Through Programmatic DOOH
New solution unifies DOOH and video advertising environments, helping brands expand reach and diversify screen inventory

New York & Tel Aviv – November 26, 2024 – Perion Network Ltd. (NASDAQ & TASE: PERI), a technology leader in connecting advertisers to consumers across all major digital channels, today announced the launch of Perion’s Anyplace TV, a new solution that provides advertisers with enhanced capabilities to extend the reach of their CTV and other video campaigns onto unique screens out of the home. Available globally, Perion’s Anyplace TV enables advertisers to extend their one-to-one video reach beyond traditional video channels to unique one-to-many DOOH environments and improve campaign effectiveness.

In a landscape where video ad spend is projected to reach $191.3 billion this year, with CTV accounting for $34.4 billion1, Perion’s Anyplace TV introduces an effective approach to video campaign execution. The solution uses Perion’s DOOH impression multiplier methodology via the Hivestack platform, utilizing the Media Rating Council (MRC) accredited measurement from trade organizations in respective markets. This approach bridges the gap between one-to-one and one-to-many environments, enabling advertisers to achieve greater scale and efficiency.

"Video advertising has evolved beyond single-channel strategies, and while running video ads across many channels, including DOOH, is not new, the path to planning and activating across multiple channels can be fragmented,” said Tal Jacobson, Perion’s CEO. “Perion’s Anyplace TV represents a significant step forward in this evolution to streamline the advertiser experience.
By unifying DOOH and CTV environments, we're enabling advertisers to easily maximize the impact of their video assets while achieving superior cost efficiency and guaranteed MRC viewability."

Key benefits include:
•	Guaranteed Viewability: Non-skippable ads with 100% viewability and completion rates.
•	Extensive Reach: Access to video-enabled DOOH inventory across 75% of Perion’s Hivestack's global network of over 1M screens globally.
•	Creative Flexibility: Support for standard 10, 12 and 15-second video spots, with some locations featuring audio capabilities.
•	Real-Time Optimization: Dynamic scheduling and content updates for timely campaign adjustments.

Today, 75% of Perion’s global DOOH inventory supports video advertising capabilities. Platform data shows consistent adoption of video formats, with video appearing in 22% of global DOOH campaigns over the past year – reaching up to 40% of campaigns in the U.S. market and higher penetration in other regions.

For more information, contact us here.

1 Statista Video Advertising Market Insights, March 2024

About Perion Network Ltd.
Perion connects advertisers with consumers through technology across all major digital channels. Our cross-channel creative and technological strategies enable brands to maintain a powerful presence across the entire consumer journey, online and offline. Perion is dedicated to building an advertiser-centric universe, providing significant benefits to both brands and publishers.

For more information, visit Perion's website at www.perion.com.

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Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, the current war between Israel and Hamas and any worsening of the situation in Israel (such as further mobilizations), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products, changes in applicable laws and regulations as well as industry self-regulation, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 8, 2024. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com